UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-33579
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTERDIGITAL
SAVINGS AND PROTECTION PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
INTERDIGITAL, INC.
200 Bellevue Parkway, Suite 300, Wilmington, DE 19809-3727

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Plan Participants of
the InterDigital Savings and Protection Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the InterDigital Savings and Protection Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the schedule of assets held at end of year and schedule of delinquent participant contributions for the year ended December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morison Cogen LLP

We have served as the Plan’s auditor since 2004.

Blue Bell, Pennsylvania
June 25, 2021

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2020 AND 2019

	December 31,
	2020	2019
Investments at fair value (see Note 3)	$122,486,181	$114,383,532
Cash	235,691	120,829
Contributions receivable	255,867	185,754
Notes receivable from participants	259,936	290,092
NET ASSETS AVAILABLE FOR BENEFITS	$123,237,675	$114,980,207
The accompanying notes are an integral part of these financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	December 31,
	2020	2019
ADDITIONS
Investment income:
Dividend income	$1,572,874	$1,804,121
Interest from notes receivable from participants	16,906	17,357
Net increase in fair value of investments	14,721,043	18,322,377
Total investment income	16,310,823	20,143,855
CONTRIBUTIONS
Employer	1,265,648	1,365,604
Participants	3,905,927	3,976,642
Rollover	208,815	471,410
Total contributions	5,380,390	5,813,656
TOTAL ADDITIONS	21,691,213	25,957,511
DEDUCTIONS
Payment of benefits	13,248,582	8,066,436
Other deductions	185,163	160,379
TOTAL DEDUCTIONS	13,433,745	8,226,815

NET INCREASE	8,257,468	17,730,696
NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	114,980,207	97,249,511
NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$123,237,675	$114,980,207
The accompanying notes are an integral part of these financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the InterDigital Savings and Protection Plan (the “Plan”) is provided for general information purposes. Plan participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution 401(k) plan of InterDigital, Inc. and its participating subsidiaries (the “Company” or “InterDigital”) for its eligible employees. An eligible employee will be eligible to participate in the Plan in the next payroll period, or as soon as administratively possible, following the date the eligible employee attained age 18 and completed one month of service with the Company.
The following individuals are not eligible to participate in the Plan: (i) part-time, temporary or seasonal employees with less than 1,000 hours of service; (ii) collective bargaining employees; (iii) leased employees within the meaning of IRC Sections 414(n)(2) and 414(o)(2); (iv) nonresident aliens who receive no earned income that constituted income from sources within the United States; and (v) employees of an affiliate of the Company that has not affirmatively adopted the Plan.
The Plan was established effective February 1, 1985, restated January 1, 1997, restated January 1, 2007, when the Plan name was changed from InterDigital Communications Corporation Savings and Protection Plan to InterDigital Savings and Protection Plan, and amended and restated effective January 1, 2010. Most recently, the Plan was amended and restated as part of the adoption of the Transamerica Retirement Solutions, LLC ("Transamerica") Volume Submitter Profit Sharing Plan effective January 1, 2016. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). State Street Bank & Trust Company is the trustee of the Plan and custodian of plan assets. Transamerica is the third party administrator of the Plan's assets.
Contributions
Participant contributions are made on a pre-tax basis and/or an after-tax basis. Each participant may invest from 1% to 100% of eligible compensation as a basic contribution subject to state, local, and certain Federal taxes. The total earnings contributions cannot exceed Internal Revenue Service (“IRS”) limitations for each Plan year. For the 2020 and 2019 Plan years, such limit was $19,500 and $19,000, respectively. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. In both 2020 and 2019, the maximum additional annual contribution was $6,500 and $6,000, respectively. If a participant's annual contributions exceed the dollar limitation set by the IRS, thereby requiring a distribution of such excess contributions, the participant will forfeit any employer matching contributions related to the distribution amount. Amounts forfeited will be used by the Company to reduce future employer matching contributions.
The Company contributes to the Plan through matching contributions and may contribute to the Plan through discretionary employer contributions. The Company matches 50% of the first 6% of each participant's eligible earnings contributed to the Plan. There were no discretionary employer contributions made for the Plan years ended December 31, 2020 and December 31, 2019. The Plan provides for annualized matching contributions, thereby allowing for true-ups to be made to ensure participants receive the maximum matching contributions irrespective of contribution timing.
The IRS limits the amount of pay that may be used to determine participants' discretionary contributions. The limits were $285,000 and $280,000 in 2020 and 2019, respectively. The IRS also limits the amount of all contributions that can be made for or by a participant to all Plans in a given year. The limits were the lesser of 100% of pay or $57,000 in 2020 and the lesser of 100% of pay or $56,000 in 2019.
Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.

Participant Accounts
Each participant's account is credited with that participant's contributions, allocations of the Company's matching contributions, discretionary employer contributions, if any, and Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Terminated participants forfeit unvested Company contributions. Forfeitures are used to reduce future employer matching contributions.
Vesting
Rollover contributions and participants' before and after-tax contributions are 100% vested and nonforfeitable. Plan participants who were credited with an Hour of Service (as defined in the Plan) shall be vested in their discretionary matching and employer contributions as follows:

Periods of Service	Percentage
Less than 1 year	—%
At least 1, less than 2 years	33%
At least 2, less than 3 years	67%
3 or more years	100%
Participants who die while an employee of InterDigital or retire at their normal retirement age (age 65) are 100% vested in their account, regardless of their length of service.
Notes Receivable from Participants
Any participant who is an active employee may apply for a secured loan provided the request does not exceed the lesser of 50% of their vested account balance or $50,000. The minimum loan amount is $500. Only one loan per participant may be made every 365 days and all loans are subject to approval by the Company as Plan Administrator. Loan terms are limited to five years set at the inception of each loan. Interest rates are set at an annual rate of prime + 1%. The rate on all outstanding loans at December 31, 2020 and 2019 was between 4.25% and 6.50%. Interest paid by the participant is credited to the participant's account. If a participant's balance remains unpaid for more than 90 days after it is due, the loan will be in default on the outstanding loan amount and the participant's vested account will be reduced by the amount of the unpaid principal and interest. The unpaid amount is treated as a taxable withdrawal and is subject to federal income taxes. Loans in default, in principal plus interest that were reclassified to distributions, amounted to $0 and $35,814 for the years ended December 31, 2020 and 2019, respectively. Participants may continue to make scheduled loan payments after the participant ceases to be an employee or party-in-interest as defined by ERISA.
When a participant receives a distribution from the Plan, any outstanding principal plus accrued interest will be deducted from the amount of the distribution. A participant may then either default on the loan or make arrangements to continue loan repayments beyond when they become entitled to a distribution as long as their remaining interest in the Plan exceeds their outstanding loan balance.
Payment of Benefits
If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary, as applicable, is entitled to the vested amount of their account as valued on the applicable valuation date. In the event of a participant's death, distribution of their account will be made as soon as administratively practicable upon the receipt of appropriate documentation from their designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions from a participant's account are made in a single lump sum payment. Employees may defer payment of their account under the Plan.
Plan Termination
The Company may amend or suspend the Plan and may terminate the Plan at any time subject to the provisions of ERISA; although there is no present intent to do so. However, no such action may cause the Plan's assets to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated, all such participants' accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.

Impact of COVID-19
On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic and resulting global disruptions have caused significant economic uncertainty and volatility in financial markets, and this could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits. The extent of the impact of the COVID-19 outbreak on the Plan’s investments and the amounts reported in the 2020 financial statements cannot be predicted at this time.
Additionally, on March 27, 2020 the Coronavirus Aid Relief and Economic Security Act ("CARES Act") was signed into law. Plan management has adopted the CARES Act distribution provision, which allows the Plan's participants to take a COVID-19 related distribution of up to $100,000 without penalty before December 31, 2020. Plan participants were notified of any additional Plan amendments as a result of the CARES Act.
In response to the Setting Every Community Up for Retirement Enhancement Act (the “SECURE Act”) which was signed into law on December 19, 2019, effective January 1, 2020, the Plan increased from age 70-1/2 to age 72 the date when terminated participants must begin receiving required minimum distributions from the Plan, and accelerated the time in which most non-spousal designated beneficiaries of deceased participants must receive their full benefits to no later than ten calendar years following the year of the participant’s death.
Investment Options
All investments are participant-directed including the Company matching contributions and any discretionary employer contributions. Fund descriptions below were obtained from fund brochures and other Plan documents:
AGGRESSIVE BONDS:
BlackRock High Yield Institutional Bond Fund
The investment seeks to maximize total return, consistent with income generation and prudent investment management. The fund invests primarily in non-investment grade bonds with maturities of ten years or less.
INTERMEDIATE/LONG-TERM BONDS:
Dodge & Cox Income Fund
The investment seeks a high and stable rate of current income, consistent with long-term preservation of capital. The fund invests in a diversified portfolio of bonds and other debt securities.
Vanguard Total Bond Market Index Admiral Fund
The investment seeks the performance of Bloomberg Barclays U.S. Aggregate Float Adjusted Index. Bloomberg Barclays U.S. Aggregate Float Adjusted Index represents a wide spectrum of public, investment-grade, taxable, fixed-income securities in the United States, including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than 1 year.
LARGE-CAP STOCKS:
T. Rowe Price Institutional Large Cap Core Growth Fund
The investment seeks to provide long-term capital growth through investments in the common stocks of large-cap growth companies.
Vanguard 500 Index Fund Admiral
The investment seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund seeks to achieve its objective by employing an indexing investment approach designed to track the performance of the Standard & Poor's 500 Index.
Vanguard Equity-Income Fund Admiral
The investment seeks to provide an above-average level of current income and reasonable long-term capital appreciation. The fund seeks to achieve its objective by investing mainly in common stocks of mid-size and large companies whose stocks typically pay above-average levels of dividend income and are, in the opinion of the purchasing advisor, undervalued relative to other stocks.

SMALL/MID-CAP STOCKS:
American Century Mid Cap Value R6 Fund
The investment seeks long-term capital growth. Income is a secondary objective. Under normal market conditions, the fund will invest at least 80% of its assets in medium size companies. In selection stocks for the fund, the portfolio managers look for companies whose stock price may not reflect the company's value.
Delaware Small Cap Value Institutional Fund
The investment seeks capital appreciation. Under normal circumstances, at least 80% of the fund's net assets, plus the amount of any borrowings for investment purposes, will be in investments of small-capitalization companies. It invests primarily in investments of small companies whose stock prices, in the portfolio managers' opinion, appear low relative to their underlying value or future potential.
BNY Mellon Small/Mid Cap Growth Fund Class I
The investment seeks long-term growth of capital. To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of small-cap and mid-cap U.S. companies.
Federated Hermes MDT Small Cap Growth Institutional Fund
The investment seeks long-term capital appreciation. The fund invests primarily in the common stock of small U.S. companies. The investment strategy utilizes a small capitalization growth approach by selecting most of its investments from companies listed in the Russell 2000 Growth Index.
Vanguard Small Cap Index Fund Admiral
The investment seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the CRSP U.S. Small Cap Index, a broadly diversified index of stocks of small U.S. companies.
Invesco Real Estate R5 Fund
The investment seeks high total return through growth of capital and current income. It primarily invests in equity securities. The fund may invest in equity and debt securities of issuers unrelated to the real estate industry that the portfolio managers believe are undervalued and have potential for growth of capital. It may invest in non-investment grade debt securities of real estate and real estate-related issuers.
INTERNATIONAL STOCKS:
American Funds EuroPacific Growth R5 Fund
The investment seeks to provide long-term growth of capital. The fund invests primarily in common stock of issuers in Europe and the Pacific Basin that the investment adviser believes have the potential for growth.
Wells Fargo Advantage Emerging Markets Equity Fund
The investment seeks long-term capital appreciation. It considers emerging market companies to include companies that are traded in, have their primary operations in, are domiciled in or derive a majority of their revenue from emerging market countries as defined by the MSCI Emerging Markets Index.
MULTI-ASSET/OTHER:
Vanguard Target Retirement 2020 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the work force in or within a few years of 2020 (the target year).
Vanguard Target Retirement 2030 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the work force in or within a few years of 2030 (the target year).

Vanguard Target Retirement 2040 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the work force in or within a few years of 2040 (the target year).
Vanguard Target Retirement 2050 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the work force within a few years of 2050 (the target year).
Vanguard Target Retirement 2060 Fund
The investment seeks to provide capital appreciation and current income consistent with its current asset allocation. The fund primarily invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the work force within a few years of 2060 (the target year).
Vanguard Target Retirement Income Investment Fund
The investment seeks to provide current income and some capital appreciation. The fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.
INTERDIGITAL STOCK FUND:
This fund invests in the common stock of InterDigital, Inc.
STABLE POOLED FUND:
This fund seeks to provide positive income with reduced return volatility through investment in a diversified portfolio of high quality fixed income securities. The fund invests in stable value fixed income instruments, including Guaranteed Investment Contracts (“GIC's”), Bank Investment Contracts (“BIC's”), as well as GIC alternatives, such as synthetic GIC's.
NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
The following accounting policies, which conform with accounting principles generally accepted in the United States (“GAAP”), have been used consistently in the preparation of the Plan's financial statements.
Basis of Accounting
Accounting records are maintained by the custodian on the cash basis of accounting. The financial statements of the Plan reflect all material adjustments to place the financial statements on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or December 31, 2019. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits
Benefits are recorded when paid.
Forfeited Accounts
In 2020 and 2019, there were $1,622 and $0, respectively, of total forfeited non-vested account balances used to reduce plan expenses. At December 31, 2020 and 2019, forfeited non-vested accounts totaled $88,729 and $56,919, respectively.
Recently Adopted Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update 2018-13 ("ASU 2018-13"), "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement," which modifies the disclosure requirements of Accounting Standards Codification Topic 820. The Plan adopted ASU 2018-13 on January 1, 2020 and the adoption of the standard did not have an impact on the Plan's financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
As of December 31, 2020, there were no recently issued accounting standards not yet adopted which are expected to have a material effect on the Plan's financial statements.
NOTE 3 - FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
-Quoted prices for similar assets or liabilities in active markets;
-Quoted prices for identical or similar assets or liabilities in inactive markets;
-Inputs other than quoted prices that are observable for the asset or liability; and
-Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019:
InterDigital stock : Valued at its year-end unit closing price (comprised of common stock market price plus uninvested cash position).
Registered investment companies : Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Pooled Fund : A stable value fund that is a fund composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 30 days notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2020 and December 31, 2019:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Aggressive Bonds	$2,105,078	$—	$—	$2,105,078
Intermediate/Long-term Bonds	9,727,208	—	—	9,727,208
Large-Cap Stocks	39,456,304	—	—	39,456,304
Small/Mid-Cap Stocks	23,015,203	—	—	23,015,203
International Stocks	8,214,701	—	—	8,214,701
Multi-Asset/Other	23,798,391	—	—	23,798,391
InterDigital Stock Fund	—	3,784,762	—	3,784,762
Total assets in the fair value hierarchy	106,316,885	3,784,762	—	110,101,647

Investments measured at NAV:
Stable Pooled Fund				12,384,534
Investments at fair value	$106,316,885	$3,784,762	$—	$122,486,181

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Registered investment companies:
Aggressive Bonds	$2,403,293	$—	$—	$2,403,293
Intermediate/Long-term Bonds	7,944,833	—	—	7,944,833
Large-Cap Stocks	36,748,501	—	—	36,748,501
Small/Mid-Cap Stocks	21,521,489	—	—	21,521,489
International Stocks	7,954,825	—	—	7,954,825
Multi-Asset/Other	23,662,175	—	—	23,662,175
InterDigital Stock Fund	—	3,659,770	—	3,659,770
Total assets in the fair value hierarchy	100,235,116	3,659,770	—	103,894,886

Investments measured at NAV:
Stable Pooled Fund				10,488,646
Investments at fair value	$100,235,116	$3,659,770	$—	$114,383,532

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2020 and December 31, 2019, respectively:

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Pooled Fund	$12,384,534	n/a	Daily	90 days

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Pooled Fund	$10,488,646	n/a	Daily	90 days
NOTE 4 - INVESTMENTS
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
NOTE 5 - RELATED PARTY TRANSACTIONS
The Plan invests in shares of the Company's common stock through the InterDigital Stock Fund. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. Total sales at market value related to InterDigital common stock for 2020 and 2019 were $467,762 and $420,962, respectively. Total contributions into InterDigital common stock for 2020 and 2019 were $47,619 and $46,765, respectively. Transamerica is the recordkeeper of the Plan and therefore qualifies as party-in-interest. As of December 31, 2020, the Plan held $235,310 of cash with State Street Bank & Trust Company, who is the trustee of the Plan and qualifies as a party-in-interest. Notes receivable from participants, which qualify as party-in-interest transactions, are $259,936 as of December 31, 2020 and accrue at interest rates between 4.25% and 6.50%.
NOTE 6 - PLAN EXPENSES
Pursuant to Transamerica’s Fund Revenue Equalization method, Transamerica uses certain revenue sharing payments it receives from the Investment Options available in the Plan to offset the costs of administration of the Plan on an individual fund basis. If the revenue Transamerica collects from a fund provider is greater than the administrative fee negotiated, Transamerica refunds the difference to the participants invested in the fund. If the revenue Transamerica collects from a fund provider is less than the negotiated fee, it collects the difference by deducting an administrative fee from the participants invested in the fund. Transamerica’s Fund Revenue Equalization method ensures that all participants bear a similar percentage charge for the Plan's administrative fees irrespective of the investment funds they choose. Additional amounts in excess of its required revenue are credited to the "Expense Budget Account." If the amount received by Transamerica is less than its required revenue and the funds in the Expense Budget Account are insufficient to cover the shortfall, the Company pays the shortfall.
The amount of the credit to the Expense Budget Account in 2020 and 2019 was $126,709 and $128,684, respectively.
NOTE 7 - TAX STATUS
The Plan has adopted the Volume Submitter Profit Sharing Plan document of Transamerica. The volume submitter sponsor received a favorable opinion letter dated March 31, 2014 in which the IRS stated that the form of the volume submitter plan was in compliance with the applicable requirements of the IRS. The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the trust maintained in connection with the Plan satisfies the requirements for exemption under IRC Section 501(a).
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan had taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2017.
NOTE 8 - NON EXEMPT PARTY-IN-INTEREST TRANSACTIONS
For the Plan year 2020 and 2019, the Company remitted certain participant contributions and loan repayments to Transamerica later than required under Department of Labor Regulation §2510.3-102. The Company is in the process of filing IRS Form 5330 to report and pay an excise tax with respect to the 2020 late remittance, and participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis. The amount is not material to the Plan’s financial statements. For 2019 delinquent contributions, the Company computed lost earnings on these deferrals and made a contribution for lost earnings to the Plan.
NOTE 9 - SUBSEQUENT EVENTS
The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 25, 2021, and has determined that no significant events occurred after December 31, 2020, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
EIN 23-1882087
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

		Current
Identity of Issue	Investment Type	Value
State Street Bank & Trust*	Cash	$235,310
American Century Mid Cap Value R6 Fund	Registered investment companies	4,921,287
American Funds EuroPacific Growth R5 Fund	Registered investment companies	6,697,959
BlackRock High Yield Institutional Bond Fund	Registered investment companies	2,105,078
Delaware Small Cap Value Institutional Fund	Registered investment companies	1,214,577
Dodge & Cox Income Fund	Registered investment companies	6,732,185
BNY Mellon Small/Mid Cap Growth Fund Class I	Registered investment companies	6,002,605
Federated Hermes MDT Small Cap Growth Institutional Fund	Registered investment companies	2,806,567
Invesco Real Estate R5 Fund	Registered investment companies	3,127,969
T. Rowe Price Institutional Large Cap Core Growth Fund	Registered investment companies	12,691,664
Vanguard 500 Index Fund Admiral	Registered investment companies	19,409,548
Vanguard Equity Income Fund Admiral	Registered investment companies	7,355,092
Vanguard Small Cap Index Fund Admiral	Registered investment companies	4,942,198
Vanguard Target Retirement 2020 Fund	Registered investment companies	3,300,445
Vanguard Target Retirement 2030 Fund	Registered investment companies	8,796,339
Vanguard Target Retirement 2040 Fund	Registered investment companies	7,601,254
Vanguard Target Retirement 2050 Fund	Registered investment companies	2,846,188
Vanguard Target Retirement 2060 Fund	Registered investment companies	522,069
Vanguard Target Retirement Income Fund	Registered investment companies	732,096
Vanguard Total Bond Market Index Admiral Fund	Registered investment companies	2,995,023
Wells Fargo Advantage Emerging Markets Equity Fund	Registered investment companies	1,516,742
	Registered Investment Companies Total	$106,316,885

Stable Pooled Fund*	Investments in common trusts	$12,384,534

InterDigital Stock Fund*	Employer Stock Fund	$3,784,762

Notes Receivable from Participants*	Notes Receivable with Interest Rates between 4.25% and 6.50%	$259,936
TOTAL ASSETS HELD AT END OF YEAR		$122,981,427

*     Transaction with party-in-interest
Cost is not required for participant-directed investments.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
EIN 23-1882087
SCHEDULE H, LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2020

	Totals that Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan for year ended 12/31/2020	$2,048,270	$—	$—	$—
Participant Contributions Transferred Late to Plan for year ended 12/31/2019	$—	$—	$—	$766,139

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERDIGITAL SAVINGS AND PROTECTION PLAN
	By:	InterDigital, Inc., in its capacity as Plan Sponsor and Plan Administrator

Date: June 25, 2021	By:	/s/ Richard J. Brezski
Richard J. Brezski
Chief Financial Officer

EXHIBIT INDEX
     The following is a list of Exhibits filed as part of this Annual Report on Form 11-K:

Exhibit	Exhibit
Number	Description
23.1	Consent of Morison Cogen LLP